Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 31, 2015

Ms. Amanda Ravitz

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PAVmed Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 13, 2015

File No. 333-203569

Dear Ms. Ravitz:

On behalf of PAVmed Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 13, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Cover Page

1.	Please disclose whether you have any arrangements to place the funds in an escrow, trust or similar account. See Item 501(b)(8)(iii) of Regulation S-K. Also reconcile your disclosure on page 83 that “[a]ll investors who participate in this offering” will be required to deposit their funds in an escrow account with your disclosure on page 82 that the funds of investors investing through BANQ will not be held in escrow or otherwise segregated as part of the offering process.

We have revised the disclosure on the prospectus cover page and on page 83 of the Registration Statement as requested.

Securities and Exchange Commission

August 31, 2015

2.	To the extent selling security holders are prohibited from selling their shares until after you have terminated the primary offering, please revise to so state. If selling security holders are not prohibited, please add a risk factor to highlight that investors who purchase shares from you in this best efforts offering may pay more for their shares than investors who purchase from the selling security holders.

The Company has determined to remove the selling stockholder prospectus from the Registration Statement. As a result, we respectfully believe that this comment is no longer applicable.

The Offering, page 8

3.	Please expand the disclosure on page 8 to disclose your plan to move forward with the offering in the event your common stock is not approved for listing on the Nasdaq Capital Market. In this regard, we note your disclosure in the penultimate paragraph on page 84.

We have revised the disclosure on page 8 of the Registration Statement as requested.

4.	Please revise the disclosure on page 9 about the duration of the offering to describe briefly the circumstances under which the offering will be shortened or extended.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Use of Proceeds, page 34

5.	Please disclose the estimated period of time that your proceeds from this offering will allow you to operate assuming the sale of 75%, 50% and 25% of the units offered for sale in this offering.

We have revised the disclosure on page 34 of the Registration Statement as requested.

6.	Please revise to clarify which line item in the table on page 34 reflects where you have provided for any of your affiliates to receive proceeds from this offering and, if applicable, identify the affiliates and quantify the amounts. If affiliates will receive proceeds from this offering regardless of the amount of money raised, please disclose this fact in the prospectus summary.

We have revised the disclosure on page 34 of the Registration Statement as requested.

7.	Please revise to clarify which line item reflects where you have provided for your continuous reporting obligation under the federal securities laws.

Securities and Exchange Commission

August 31, 2015

We have revised the disclosure on page 34 of the Registration Statement as requested.

8.	Please revise the disclosure in the penultimate paragraph on page 34 to specify the order of priority of the uses of proceeds for each of the five lead projects mentioned in this section.

The Company does not intend to prioritize any particular project based on the amount of proceeds received in this offering. Instead, the Company intends to allocate funds received in this offering to its products as milestones arise that require funding. We have revised the disclosure on page 34 of the Registration Statement to clarify the foregoing.

Alternate Cover Page for Selling Securityholder Prospectus

9.	We note your disclosure that the securities to be offered by selling securityholders may be sold at market prices prevailing at the time of sale, that there is currently no existing market for your shares, and that you have applied but cannot guarantee that your securities will be approved for listing by Nasdaq. Because there is no existing market for your shares, please disclose a fixed price at which the selling securityholders will sell their shares until your common stock is approved for listing. Refer to Item 501(b)(3) of Regulation S-K and Schedule A, paragraph 16 of the Securities Act.

As noted above, the selling stockholder prospectus has been removed from the Registration Statement. Accordingly, we respectfully believe this comment is no longer applicable.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

Jeffrey M. Gallant

cc: Dr. Lishan Aklog